UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

RPC, Inc.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
749660 10 6
(CUSIP Number)
Robert F. Dow 171 17th Street NW Suite 2100 Atlanta, Georgia 30363-1031 (404) 873-8706
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 29, 2011, January 24, 2012, December 13, 2012, December 28, 2012, December 31, 2012, January 22, 2013
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749660 10 6	Page 2 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,401,142***
8	Shared Voting Power 143,370,606*
9	Sole Dispositive Power 1,401,142***
10	Shared Dispositive Power 143,370,606*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,771,748*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 65.8 percent*
14	Type of Reporting Person IN

*
Does not include 249,920** shares of the Company held by his wife.  Includes 129,460,465** shares of the Company held by RFPS Management Company II, L.P. of which RFA Management Company, LLC (“General Partner”), a Georgia limited liability company, is the general partner, and 11,292,525** shares held by RFT Investment Company, LLC (“RFT”).  The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee.  LOR, Inc. is the manager of the General Partner and the manager of RFT.  Also includes 2,617,616** shares of common stock in three trusts of which he is Co-Trustee and as to which he shares voting and investment power.  Adjusted to reflect the following three-for-two stock splits: effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

***	Also includes 319,500 shares of restricted stock.

CUSIP No. 749660 10 6	Page 3 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,534,068***
8	Shared Voting Power 143,370,606*
9	Sole Dispositive Power 5,534,068***
10	Shared Dispositive Power 143,370,606*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 148,904,674*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 67.6 percent*
14	Type of Reporting Person IN

*
Includes 129,460,465** shares of the Company held by RFPS Management Company II, L.P. of which RFA Management Company, LLC (“General Partner”), a Georgia limited liability company, is the general partner, and 11,292,525** shares held by RFT Investment Company, LLC (“RFT”).  The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee.  LOR, Inc. is the manager of the General Partner and the manager of RFT.  Includes 2,617,616** shares of common stock in three trusts of which he is Co-Trustee and as to which he shares voting and investment power.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

***	Includes 681,527** shares of Company Common Stock held as Trustee, Guardian or Custodian.

CUSIP No. 749660 10 6	Page 4 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Management Company II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 129,460,465*
8	Shared Voting Power 0
9	Sole Dispositive Power 129,460,465*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,460,465*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 58.8 percent
14	Type of Reporting Person PN

*
Adjusted to reflect the three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

CUSIP No. 749660 10 6	Page 5 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 129,460,465*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 129,460,465*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,460,465*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 58.8 percent
14	Type of Reporting Person OO

*
Includes 129,460,465 shares owned by RFPS Management Company II, L.P. (the “Partnership”).  The reporting person is the general partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the three-for-two stock split(s):  effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

CUSIP No. 749660 10 6	Page 6 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Investments II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 129,460,465*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 129,460,465*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,460,465*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 58.8 percent
14	Type of Reporting Person PN

*
Includes 129,460,465 shares owned by RFPS Management Company II, L.P. (the “Partnership”).  The reporting person is a limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005, October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

CUSIP No. 749660 10 6	Page 7 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC, 00, AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 140,752,990*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 140,752,990*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,752,990*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 63.9 percent
14	Type of Reporting Person CO

*
Includes 129,460,465 shares owned by RFPS Management Company II, L.P. (the “Partnership”), and 11,292,525 shares held by RFT Investment Company LLC (“RFT”).  The reporting person is the manager of the General Partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005; effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

CUSIP No. 749660 10 6	Page 8 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 129,460,465*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 129,460,465*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 129,460,465*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 58.8 percent
14	Type of Reporting Person OO

*
Includes 129,460,465 shares owned by RFPS Management Company II, L.P. (the “Partnership”).  The reporting person is the general partner of the limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the following three-for-two stock splits:  effective February 10, 2005, paid March 10, 2005, effective October 25, 2005, paid December 12, 2005; effective November 10, 2006, paid December 11, 2006; effective November 10, 2010, paid December 20, 2010; and effective February 20, 2012, paid March 9, 2012.

CUSIP No. 749660 10 6	Page 9 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFT Investment Company LLC.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC, AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 11,292,525
8	Shared Voting Power 0
9	Sole Dispositive Power 11,292,525
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,292,525
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.1 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 10 of 14

Item 1.    Security and Issuer

This Amendment No. 9 to Schedule 13D relates to the Common Stock, $.10 par value, of RPC, Inc., a Delaware corporation (the “Company”).  The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 1, 2003, Amendment No. 4 filed on October 14, 2003, Amendment No. 5 filed on December 13, 2006, Amendment No. 6 filed on August 3, 2007, Amendment No. 7 filed on August 29, 2007, and Amendment No. 8 filed on November 20, 2007 (as amended, the “13D”).  The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

Item 2.    Identity and Background

1.	(a)	R. Randall Rollins is a person filing this statement.

(b)           2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)           Chairman of the Board of RPC, Inc., engaged in the business of oil and gas field services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.  Chairman of the Board of Marine Products, Inc., engaged in the business of boat manufacturing.  Chairman of the Board and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)           None.

(e)           None.

(f)           United States.

2.	(a)	Gary W. Rollins is a person filing this statement.

(b)           2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)           President and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)           None.

(e)           None.

(f)           United States.

CUSIP No. 749660 10 6	Page 11 of 14

3.	(a)	RFPS Management Company II, L.P. is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited partnership.

(d)           None.

(e)           None.

4.	(a)	RFA Management Company, LLC is a reporting person filing this statement.

(b)           RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited liability company.

(d)           None.

(e)           None.

5.	(a)	RFPS Investments II, L.P. is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited partnership.

(d)           None.

(e)           None.

6.	(a)	LOR, Inc. is a reporting person filing this statement.

(b)           c/o RFA Management Company, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia corporation.

(d)           None.

(e)           None.

7.	(a)	LOR Investment Company, LLC is a reporting person filing this statement.

(b)           c/o RFA Management Company, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(c)           A Georgia limited liability company.

(d)           None.

(e)           None.

CUSIP No. 749660 10 6	Page 12 of 14

8.	(a)	RFT Investment Company LLC is a reporting person filing this statement.

(b)           c/o RFA Management Company, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited liability company.

(d)           None.

(e)           None.

Item 3.    Source and Amount of Funds or Other Consideration

See Schedule 13D.  All transactions below have been adjusted, as applicable, to reflect the stock splits listed on the cover page.

On January 22, 2008 Randall Rollins received a grant of 45,000 shares, on January 27, 2009 he received a grant of 67,500 shares, and on January 28, 2010 he received a grant of 56,250 shares, on January 25, 2011, he received a grant of 75,000 shares, on January 24, 2012 he received a grant of 75,000 shares, and on January 22, 2013 he received a grant of 75,000 shares, of restricted stock under the Company’s Stock Incentive Plan. In addition, in connection with the January 22, 2013 restricted stock grant, Randall Rollins surrendered a total of 6,246 shares to the Company to satisfy tax withholding obligations

On January 25, 2008, Randall Rollins acquired a total of 278,759 shares of Common Stock at a price of $1.373 per share, and 149,756 shares at a price of $1.249 per share, upon exercise of employee stock options.  Mr. Rollins used personal funds to pay the exercise price.

On December 30, 2008, Randall Rollins completed gifts totaling 97,958 shares to family members, including: 5,762 shares to his spouse; 92,196 shares to grandchildren for whom Gary serves as custodian or guardian; and 5,762 shares to a grandchild for whom Randall serves as custodian.

On December 30, 2009, Randall Rollins completed gifts totaling 161,656 shares to family members, including:  5,465 shares to his spouse; 87,444 shares to grandchildren for whom Gary serves as custodian or guardian; and 5,465 shares to a grandchild for whom Randall serves as custodian.; and he contributed 68,747 shares to a charitable trust of which he and Gary Rollins are co-trustees.

On December 30, 2010, Randall Rollins completed gifts totaling 25,857 shares to family members, including:  2,166 shares to his spouse and 23,826 shares to grandchildren for whom Gary serves as custodian or guardian.

On December 29, 2011, Randall Rollins completed gifts totaling 25,218 shares to family members, including:  2,102 shares to his spouse; 21,015 shares to grandchildren for whom Gary serves as custodian or guardian; and 2,102 shares to a grandchild for whom Randall serves as custodian.; and he contributed 181,991 shares to a charitable trust of which he and Gary Rollins are co-trustees.

On December 10, 2012, in connection with a divorce settlement, 16,402 shares of RPC, previously held in a trust for which Randall Rollins served as trustee, were distributed to the beneficiary of the trust leaving zero shares of RPC in the trust after the distribution.

On December 13, 2012, Randall Rollins made a gift of 674,346 shares of RPC to a trust for the benefit of his grandchildren and future descendants.

CUSIP No. 749660 10 6	Page 13 of 14

On December 28, 2012, Randall Rollins made gifts of RPC stock to 11 grandchildren/great grandchildren and to his wife.  Each individual’s gift was 2,137 shares for a total of 25,644 RPC shares gifted.  The gifts made to grandchildren/great grandchildren of 23,507 shares have been added to a partnership for which Gary Rollins serves as general partner.

On December 31, 2012, Randall Rollins made a charitable contribution of 545,417 shares of RPC to a charitable foundation of which Gary and Randall Rollins are co-trustees.  Also, on December 31, 2012, Gary Rollins made a charitable contribution of 275,380 shares to a charitable foundation of which Gary and Randall Rollins are co-trustees.

Item 4.    Purpose of Transaction

See 13D and Item 3 above. The shares were acquired for investment purposes.  The reporting persons currently intend to hold the shares for investment. The open market transactions complied with Rule 10b-18 of the Securities and Exchange Commission.

(a)  The reporting persons may make additional open market purchases from time to time.  These purchases may be made through entities controlled by the Reporting Persons, including the other Reporting Persons in this 13D.

(b) - (j)    None.

Item 5.    Interest in Securities of the Issuer

(a)-(b)     See 13D, and the cover pages to this Amendment.

(c)           See Item 3.

(d)           None.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

(A)         Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

CUSIP No. 749660 10 6	Page 14 of 14

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY II, L.P.

RFT INVESTMENT COMPANY LLC

RFA MANAGEMENT COMPANY, LLC

RFPS INVESTMENTS II, L.P.

LOR INVESTMENT COMPANY, LLC

By: LOR, Inc., Manager

By:	/s/ Glenn P. Grove, Jr.	Date: January 24, 2013
Glenn P. Grove, Jr., its: Assistant Secretary

LOR, INC.

By:	/s/ Glenn P. Grove, Jr.	Date: January 24, 2013
Glenn P. Grove, Jr., its: Assistant Secretary

R. RANDALL ROLLINS

GARY W. ROLLINS

By:	/s/ Glenn P. Grove, Jr.	Date: January 24, 2013
Glenn P. Grove, Jr., attorney-in fact

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY II, L.P.

RFT INVESTMENT COMPANY LLC

RFA MANAGEMENT COMPANY, LLC

RFPS INVESTMENTS II, L.P.

LOR INVESTMENT COMPANY, LLC

By: LOR, Inc., Manager

By:	/s/ Glenn P. Grove, Jr.
Glenn P. Grove, Jr., its: Assistant Secretary

LOR, INC.

By:	/s/ Glenn P. Grove, Jr.
Glenn P. Grove, Jr., its: Assistant Secretary

R. RANDALL ROLLINS

GARY W. ROLLINS

By:	/s/ Glenn P. Grove, Jr.
Glenn P. Grove, Jr., attorney-in fact